UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, May 9, 2017

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Securities Registry No. 306

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Material Fact

____________________

Dear commissioner:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045 on the Securities Market and with Section II, numeral 2.2 of the Superintendency’s General Rule No. 30 of 1989, and as duly authorized by the Board of the Directors (the “Board of Directors”) of LATAM Airlines Group S.A. (“LATAM”), I inform you as a material fact that, at a meeting of the Board of Directors held today, the following was agreed:

1.                  To designate the director Mr. Ignacio Cueto Plaza as president of the Board of Directors of LATAM and the director Mr. Carlos Heller Solari as vice-president of the Board of Directors of LATAM.

2.                  To designate the directors Mr. Georges de Bourguignon Arndt, Mr. Eduardo Novoa Castellón and Mr. Nicolás Eblen Hirmas as members of the Audit Committee of LATAM, all of them independent directors under Rule 10A-3 of the U.S. Securities Exchange Act of 1934 and the first two independent directors under Chilean Corporate Law.

Yours sincerely,

/s/ Juan Carlos Menció
Juan Carlos Menció
Senior Vice President of Legal Affairs
LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Vice-president Legal - LATAM Airlines Group